MGT Capital Investments, Inc.

500 Mamaroneck Avenue

Suite 320

Harrison, NY 10528 USA

(914) 630-7430

February 1, 2016

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re: MGT Capital Investments, Inc.

Registration Statement on Form S-1 Filed November 6, 2015, as amended December 17, 2015 and January 13, 2016

File No. 333- 207873

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, MGT Capital Investments, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on February 2, 2016, or as soon thereafter as possible.

The Company hereby acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Company may not assert staff comments and the declaration of effectiveness of this Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

MGT Capital Investments, Inc.

By:	/s/ Robert Ladd
Name:	Robert Ladd
Title:	Chief Executive Officer and Interim Chief Financial Officer